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                                                                  EXHIBIT 99.1.2


                       CONVERSION VALUATION UPDATE REPORT

                                  Prepared for
                        MERCER MUTUAL INSURANCE COMPANY

                                      and
                          MERCER INSURANCE GROUP, INC.
                             Pennington, New Jersey


                                     Dated
                                August 19, 1998





                           Alex Sheshunoff & Company
                               Investment Banking
                                Nineteenth Floor
                            98 San Jacinto Boulevard
                              Austin, Texas 78701
                                 (800) 279-2241
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                       [Alex Sheshunoff & Co. Letterhead]
                               Investment Banking

August 19, 1998

Board of Directors
Mercer Mutual Insurance Company
10 North Highway 31
Pennington, New Jersey 08534

Directors:

You have requested that we update our independent appraisal (the "Appraisal") of the estimated pro forma market value of Mercer Mutual Insurance Group (the "Company" or "Mercer") as a subsidiary of Mercer Insurance Group, Inc. (the "Corporation"), Pennington, New Jersey, a newly organized Pennsylvania corporation. The Corporation will offer common stock ("Common Stock") consistent with our estimate of the pro forma market value of the Company. Such shares of Common Stock are to be issued in connection with the Company's conversion from a Pennsylvania mutual insurance company to a stock insurance company in accordance with the Company's "Amended and Restated Plan of Conversion from Mutual to Stock Organization" as adopted on October 17, 1997, as amended and restated November 12, 1997 (the "Plan") and as filed on November 26, 1997 with the Insurance Department of the State of Pennsylvania (the "Reorganization"). Our Appraisal as of November 26, 1997 and updates as of March 3, 1998 and June 4, 1998 are incorporated herein by reference.

This Updated Appraisal was prepared and provided to the Company in conjunction with the filing of the amended Application for Conversion as filed with the Insurance Department and Pre-effective Amendment No. 4 to the Registration Statement on Form S-1 with the Securities and Exchange commission. Sheshunoff believes it is independent of the Company. Except for the fee which it will receive for providing this appraisal, neither Sheshunoff nor the Company have an economic interest in each other and neither has derived and does not anticipate deriving gross revenues of a material amount from business relationships with each other.

Alex Sheshunoff & Co. Investment Banking ("Sheshunoff"), is an independent financial institution consulting firm recognized for its expertise in the financial services industry. Sheshunoff is engaged exclusively in the financial services industry in investment banking, business valuations, management consulting and executive management educational forums. Sheshunoff's investment banking services include advice on business and financial strategy,

Mercer Mutual Insurance Company
August 19, 1998
Page 2

mergers & acquisitions, fairness opinions, evaluation of capital adequacy and efficiency, finance, capital structure, initial public offerings, primary shares offerings, and mutual to stock conversion valuations.

Sheshunoff has relied upon, without independent verification, the accuracy and completeness of the information provided to, and reviewed by, it for the purposes of this Appraisal. Sheshunoff has not made an independent evaluation or valuation of the assets or liabilities of the Company. With respect to financial estimates and projections, Sheshunoff assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and Sheshunoff assumed such projections will be realized in the amounts and at the times contemplated thereby. We are not actuaries nor have we made an assessment of the underwriting risk of the policies in force at the Company. We have assumed that the reserves established by the Company are adequate to meet future losses. The Appraisal also utilized information obtained from other publicly available sources which Sheshunoff believes to be accurate, however, we cannot attest to the accuracy of such information.

Concurrent with the preparation of this Updated Appraisal, Sheshunoff: (i.) reviewed the Corporation's Registration Statement on Form S-1 and a draft of pre-effective Amendment No. 4 thereto, as filed with the Securities and Exchange Commission ("SEC"); (ii.) reviewed financial statements and other financial and operating data concerning the Company prepared by its management for the period ended June 30, 1998; (iii.) reviewed certain financial information and projections of the Company as prepared by its management; (iv.) discussed certain aspects of the past, current and future business practices, operations, financial condition and prospects of the Company with certain senior members of the Company's management; (vi) reviewed the market valuation of common stocks of property/casualty insurance companies, companies which recently converted from mutual to stock organization and companies having made recent initial public offerings; (vi.) compared the Company to other property/casualty companies we deemed appropriate; (vii.) compared the Company to certain publicly available industry averages and aggregates as provided by authoritative industry sources; and (viii) performed such studies, business and financial investigations we deemed appropriate.

This Updated Appraisal is not intended and must not be construed as a recommendation to the Policyholders or any other persons as to the purchase of common stock of the Corporation in the Offering or otherwise. This Updated Appraisal is based upon a number of assumptions and estimates which may change from time to time and we provide no guarantee, assurance, representations or warranties that any person who purchases shares
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Mercer Mutual Insurance Company
August 19, 1998
Page 3

of the Corporation's common stock in this conversion will subsequently be able to sell such shares of common stock at a price equivalent to the price indicated in this Updated Appraisal. Sheshunoff is not a seller of securities within the meaning of federal and state securities laws and any opinion or report by Sheshunoff is not meant and shall not be utilized or construed as an offer or solicitation with respect to the purchase or sale of any securities in the Offering.

This appraisal will be updated at the conclusion of the subscription offering, or as requested by the Company. Sheshunoff assumes no responsibility to update the appraisal at any other time. Any changes made in the estimated market value of Mercer as a subsidiary of the corporation will be detailed in our later updated appraisal reports.

It is our opinion, pursuant to the instructions contained in the Plan that as of August 19, 1998, the estimated pro forma market value of the Mercer as a subsidiary of the Corporation was $29,500,000 at the mid-point. Based upon a range 15% above and below the midpoint, the estimated pro forma range was $25,075,000 million at the minimum and $33,925,000 million at the maximum.

Very truly yours,


/s/ Gerard Feil
------------------------
Alex Sheshunoff & Co. Investment Banking
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Mercer Mutual Insurance Company
  Mercer Insurance Group, Inc.
Conversion Valuation Update Report
August 19, 1998

RECENT FINANCIAL PERFORMANCE OF THE COMPANY

Overall, the trends discussed in our Appraisal and updated appraisals continued during the second quarter of 1998. Mercer reported net income of $641,000 for the three months ended June 30, 1998, resulting in net income of $1.3 million for the first six months of 1998. The Company continued to experience catastrophe losses below historic norms during the quarter. Loss and loss adjustment expenses were 53.2% of net premiums earned during the six months ended June 30, 1998 compared to 62.3% during the comparable 1997 period.

The combined ratio during the 1998 six month period was 96.5% (compared to 103.9% during the comparable period in 1997) and the underwriting gain was $383,000 compared to an underwriting loss of $338,000 during the first six months of 1997. The positive underwriting trend was also the result of Mercer's strategy of increasing its commercial and casualty business to diversify its risk from weather related business.

Underwriting expenses increased by 31% to $43.7 million for the first six months of 1998. The increase was primarily attributable to an increase in net commissions, which resulted from changes in Mercer's reinsurance program.

Direct premiums written for the six months ended June 30, 1998 increased by 8.6% to $15.2 million compared to the first quarter of 1997. Commercial lines premiums increased the largest by $1.2 million, or 21.2% as a result of the introduction of the religious institution program and a commercial automobile program in 1997.

Ceded premiums written decreased by $4.4 million or 71.3% during the first six months of 1998. Effective January 1, 1998, Mercer converted its reinsurance program to one that is predominately an excess of loss program and increased its retention levels. As a result, there have been significant reductions in premiums ceded to outside reinsurers. Net premiums written increased $5.7 million or 70.6% to $13.7 million.

Net investment income decreased 8.7% to $1.1 million. The Company's principal investment is taxable fixed income securities, which produced a yield of 6.42% during the period compared to a yield of 6.72% during the comparable period of 1997. In addition, investment income from equity securities decreased by $27,000.
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Mercer Mutual Insurance Company
  Mercer Insurance Group, Inc.
Conversion Valuation Update Report
August 19, 1998
Page 2


The variability of earnings in the Property and Casualty business and the inability to predict near-term earnings remains an important risk factor in the way the market values these Companies. We continue to believe Mercer should be valued both on its recent historic earnings and other trends as well as some measure of adjusted earnings to reflect the fact that 1997 and the early part of 1998 both experienced very low levels of catastrophe losses.

In summary, extremely low catastrophe losses and the bull market continued to result in much improved earnings for Mercer. Like many P & C companies, it is difficult to imagine the conditions resulting in 1997 profitability could be better in 1998. We applaud management in its efforts to diversify risk and position the Company for future expansion. However, Mercer will continue to face the same pressures of costly competition and, particularly after conversion, excess capital.

COMPARATIVE GROUP PERFORMANCE

Table 1 presents the comparative group performance as of August 18, 1998. There was a significant market sell-off during July and early August, leaving many stocks at prior year-end prices. The sell-off hit almost all market segments, including insurance company stocks. Among the comparative group, price declines ranged as high as 22.8%. Eight companies experienced a decline and three price appreciation with the median price change a decline of 8.8%.


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Mercer Mutual Insurance Company
  Mercer Insurance Group, Inc.
Conversion Valuation Update Report
August 19, 1998
Page 3

                        Mercer Mutual Insurance Company
                          Mercer Insurance Group, Inc.
                       Conversion Valuation Update Report
                    Between June 3, 1998 and August 19, 1998
                                     Page 3

                              Price          Price          Percent
Company                       03-Jun         18-Aug         Change
-------                       ------         ------         -------
Farm Family                   $39.38         $36.38          (7.62)
Motor Club of America          15.63          13.38         (14.43)
Allied Group                   46.19          47.38           2.58
Alfa                           19.00          20.25           6.58
State Auto                     16.06          14.63          (8.09)
Selective Insurance            25.25          19.50         (22.77)
Harleysville                   23.00          24.75           7.61
Donegal                        19.88          16.75         (15.74)
Old Guard                      19.94          16.88         (15.35)
Merchants                      24.69          20.63         (16.44)
Meridian                       19.63          18.50          (8.75)

Average                                                      (8.40)
Median                                                       (8.75)

While stock prices overall have declined, we have not adjusted our estimate of the pro forma market value of Mercer pursuant to the Reorganization. While there may have been some softening in investor interest in these offerings in light of the market decline, the expectation remains that the offering will be fully subscribed within the valuation range. However, if the market falls further, some adjustment may be necessary.

Mercer Mutual Insurance Company
   Mercer Insurance Group, Inc.
Conversion Valuation Update Report
August 19, 1998
Page 4

CONCLUSION

Based upon the following, we believe the estimated pro forma market value of Mercer pursuant to the Reorganization was $29,500,000. The resulting range was $25,075,000 at the minimum and $33,925,000 at the maximum.